Exhibit (h)(12)

The following resolutions were duly adopted by the Board of Trustees of the Registrant and have not been modified or rescinded:

WHEREAS,	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, brokerage, taxes and extraordinary expenses) with respect to Legg Mason Dynamic Multi-Strategy VIT Portfolio (the “Fund”), a series of the Trust, to 1.10% for Class I shares and 1.35% for Class II shares, subject to recapture as described below; therefore, be it

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

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That this arrangement will continue until December 31, 2012, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and that this arrangement may be terminated at any time after such date by LMPFA;

•	That the arrangement may be modified by LMPFA to decrease total annual operating expenses of a class at any time;

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That LMPFA is permitted to recapture amounts waived or reimbursed to a class within the fiscal year in which LMPFA earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above; and

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That in no case will LMPFA recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the limit described above or any other lower limit then in effect; and further

RESOLVED:	That the officers of the Fund be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.